SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 9)


                             TRANS WORLD CORPORATION
                       (FORMERLY) TRANS WORLD GAMING CORP.
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)*


                                    Copy to:

   Christopher P. Baker                  Christopher G. Karras
   120 Boylston St.                      Dechert Price & Rhoads
   Boston, Massachusetts  02116          4000 Bell Atlantic Tower
   (617) 423-1080                        1717 Arch Street
                                         Philadelphia, Pennsylvania 19103-2793

   (Name, address and telephone number of
   Person Authorized to Receive Notices
   and Communications)


                                 April 26, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 853375105

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 853375105

1)     Name of Reporting Person                 Christopher P. Baker

       SS. Or I.R.S. Identification
       No. of Above Person                      ###-##-####

2)     Check the Appropriate Box                (a)
       if a Member of a Group                   (b)

3)     SEC Use Only

4)     Source of Funds                          00

5)     Check Box if Disclosure of
       Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)           /  /

6)     Citizenship or Place of Organization     U.S.A.

Number of Shares                   7)     Sole Voting
Beneficially Owned By Each                Power                3,382,537
Reporting Person With
                                   8)     Shared Voting
                                          Power                     0

                                   9)     Sole Dispositive
                                          Power                3,382,537

                                   10)    Shared Dispositive
                                          Power                     0

11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person                      3,382,537

12)    Check Box if the Aggregate Amount
       in Row (11) Excludes Certain Shares                 /  /*

13)    Percent of Class Represented
       by Amount in Row (11)                               24.61%

14)    Type of Reporting Person                            IN

______________________

* Excludes 5,000 shares of Common Stock and a Warrant for 54,728 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.

1)     Name of Reporting Person                            CP Baker LLC

       SS. Or I.R.S. Identification                        04-3323325
       No. of Above Person

2)     Check the Appropriate Box                           (a)  /  /
       if a Member of a Group                              (b)  /  /

3)     SEC Use Only

4)     Source of Funds                                     00

5)     Check Box if Disclosure of
       Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                      /  /

6)     Citizenship or Place of Organization                Delaware

Number of Shares                   7)    Sole Voting
Beneficially Owned By Each               Power                1,135,667
Reporting Person With
                                   8)    Shared Voting
                                         Power                    0

                                   9)    Sole Dispositive
                                         Power                1,135,667

                                   10)   Shared Dispositive
                                         Power                    0

11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person                 1,135,667

12)    Check Box if the Aggregate Amount
       in Row (11) Excludes Certain Shares            /  /

13)    Percent of Class Represented
       by Amount in Row (11)                          9.55%

14)    Type of Reporting Person                       CO

1)     Name of Reporting Person            Anasazi Partners, Limited Partnership

       SS. Or I.R.S. Identification
       No. of Above Person                 04-3326588

2)     Check the Appropriate Box           (a)  /  /
       if a Member of a Group              (b)  /  /

3)     SEC Use Only

4)     Source of Funds                     WC

5)     Check Box if Disclosure of
       Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)      /  /

6)     Citizenship or Place of Organization     Massachusetts

Number of Shares                  7)    Sole Voting
Beneficially Owned By Each              Power                       1,135,667
Reporting Person With
                                  8)    Shared Voting
                                        Power                           0

                                  9)    Sole Dispositive
                                        Power                        1,135,667

                                  10)   Shared Dispositive
                                        Power                           0

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person               1,135,667

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares          /  /

13)      Percent of Class Represented
         by Amount in Row (11)                        9.55%

14)      Type of Reporting Person                     PN

     This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 3, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 3, 1998, Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 10, 1998, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 14, 1998, Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 12, 1999, Amendment No. 5 thereto filed with the Securities and Exchange Commission on May 5, 1999, Amendment No. 6 thereto filed with the Securities and Exchange Commission on July 28, 1999, Amendment No. 7 thereto filed with the Securities and Exchange Commission on July 20, 2000, Amendment No. 8 thereto filed with the Securities and Exchange Commission on September 12, 2000 on behalf of
Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, Anasazi Partners, Limited Partnership, and C.P. Baker Venture Fund I, Limited Partnership. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 17, 2001, Christopher Baker used his working capital to make an open market purchase of 10,000 shares of common stock at $0.075 per share. On April 25, 2001, Christopher Baker used his working capital to make an open market purchase of 10,000 shares of common stock at $0.07 per share. On April 26, 2001, Christopher Baker used his working capital to make an open market purchase of 30,000 shares of common stock at $0.05 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 3,382,537 shares of Common Stock (or 24.61% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 380,000 shares of Common Stock of which Mr. Baker is the record holder; 1,227,642 shares of Common Stock that may be acquired upon the exercise of the Amended Warrants and the New Warrants owned by Mr. Baker; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 410,366 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.; 218,862 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Venture Fund; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners; and the 269,000 shares of Common Stock held of record by Anasazi Partners.

     Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 1,135,667 shares of Common Stock (or 9.55% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 1,135,667 shares of Common Stock include 269,000 shares of Common Stock held of record by Anasazi Partners; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; and 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I, Limited
          Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                   Signature

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated    April 26, 2001                           /s/ Christopher P. Baker
                                                  ------------------------
                                                  CHRISTOPHER P. BAKER
`

                                   Signature

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                  C.P. BAKER & COMPANY, LTD.

Dated    April 26, 2001                           By:  /s/ Christopher P. Baker
                                                  --------------------------
                                                  Name:     Christopher P. Baker
                                                  Title:    President

                                   Signature

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                  CP BAKER LLC
Dated:  April 26, 2001                            By:  /s/Christopher P. Baker
                                                  -------------------------
                                                  Name:     Christopher P. Baker
                                                  Title:    President

                                   Signature

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                 ANASAZI PARTNERS, LIMITED
                                                 PARTNERSHIP

                                                 By:  CP BAKER LLC, its general
                                                      partner


Dated:  April 26, 2001                           By:  /s/Christopher P. Baker
                                                 -------------------------
                                                 Name:     Christopher P. Baker
                                                 Title:    President

                                   Signature

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                               CP BAKER VENTURE FUND I
                                               LIMITED PARTNERSHIP

                                               By:    C.P. BAKER & COMPANY, LTD.


Dated:  April 26, 2001                         By:  /s/Christopher P. Baker
                                               -------------------------
                                               Name:     Christopher P. Baker
                                               Title:    President

                                 EXHIBIT INDEX

       Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                                                       Exhibit 1

                                   AGREEMENT


        The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Trans World Corporation (formerly Trans World Gaming Corporation.



Dated:  April 26, 2001                      /s/Christopher P. Baker
                                            -----------------------
                                            CHRISTOPHER P. BAKER



                                            C.P. BAKER & COMPANY, LTD.
Dated:  April 26, 2001                      By:  /s/Christopher P. Baker
                                                 -----------------------
                                                 Name:  Christopher P. Baker
                                                 Title: President



                                            CP BAKER LLC
Dated:  April 26, 2001                      By:  /s/Christopher P. Baker
                                                 -------------------------
                                                 Name:   Christopher P. Baker
                                                 Title:  President



                                            ANASAZI PARTNERS, LIMITED
                                            PARTNERSHIP

                                            By:  C.P. BAKER LLC, its general
                                                 partner


Dated:  April 26, 2001                      By: /s/Christopher P. Baker
                                            ------------------------
                                            Name:    Christopher P. Baker
                                            Title:   President

                                            C.P. BAKER VENTURE FUND I, LIMITED
                                            PARTNERSHIP

                                            By:  C.P. BAKER & COMPANY, LTD.


                                            By: /s/Christopher P. Baker
                                            -----------------------
                                            Name:  Christopher P. Baker
Dated:  April 26, 2001                      Title:  President